SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 12b-25

                              NOTIFICATION OF LATE FILING

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q  [  ] Form N-SAR

For the Period Ended: September 30, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      PART I - REGISTRANT INFORMATION

Full Name of Registrant: CRT CORPORATION

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):

8635 W. Sahara Avenue
Suite 433
Las Vegas, Nevada 89119

                     PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

                           PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarterly period ended December 31, 2001 for the Form 10-Q, all of which information has not yet been received.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Albert R. Reda:  (949) 975-0544.

(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

Revenues for the second quarter ended December 31, 2001 are $4,522,726, which is a decrease of approximately 296% when compared with revenues of $13,439,787 in the prior year. This revenue decrease is mainly due to the change in accounting method of booking revenue. The resulting profit for the six month period ended December 31, 2001 of $94,623 was a significant increase when compared to the loss of ($732,264) reported for comparable quarter ended December 31, 2000.

The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Internet Business's International, Inc.



Dated: November 14, 2002                        By: /s/  Albert R. Reda
                                                Albert R. Reda, Chief Executive
                                                 Officer